EXHIBIT 99.1

News Release

For Immediate Release	Date: December 9, 2025
25-33-TR

Teck Reports Voting Results from Special Meeting of Shareholders

Merger of Equals with Anglo American plc approved by both classes of Teck shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the voting results from its Special Meeting of Shareholders held on Tuesday, December 9, 2025 (the “Meeting”). Teck shareholders overwhelmingly voted to approve the special resolution (the “Arrangement Resolution”) approving the plan of arrangement under the Canadian Business Corporations Act, involving, among other things, the “merger of equals” of Anglo American plc (“Anglo American”) and Teck (the “Merger”). 99.7% of the votes cast by Class A common shareholders at the Meeting were in favour of the Arrangement Resolution and 89.7% of votes cast by Class B subordinate voting shareholders were in favour of the Arrangement Resolution.

“This resoundingly positive vote marks an important milestone in creating Anglo Teck—a global leader in critical minerals headquartered in Canada,” said Jonathan Price, President and CEO, Teck. “Anglo Teck will be positioned to deliver long-term value through a world-class copper growth portfolio, operational and functional synergies, and a stronger platform to meet growing demand for critical minerals essential to global economic growth and the energy transition. We look forward to advancing the necessary regulatory approvals and completing the merger for the benefit of our shareholders, employees, communities, and partners.”

The Arrangement Resolution required the approval of at least (a) two-thirds of the votes cast by Class A common shareholders present or represented by proxy at the Meeting, voting separately as a class; and (b) two-thirds of the votes cast by Class B subordinate voting shareholders present or represented by proxy at the Meeting, voting separately as a class. A total of 6,329,767 Class A common shares, representing 83.3% of the votes attached to all outstanding Class A common shares, and 380,842,347 Class B subordinate voting shares, representing 79.4% of the votes attached to all outstanding shares, were voted at the Meeting. Detailed voting results for the Meeting will be available under Teck’s profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

As announced earlier today by Anglo American, at the General Meeting of Anglo American held earlier on December 9, 2025, shareholders of Anglo American overwhelmingly approved (i) the allotment and issue of new ordinary shares of Anglo American to Teck shareholders in connection with the Merger; and (ii) the change of the name of Anglo American to “Anglo Teck plc” with effect from the completion of the Merger.

The Merger remains subject to customary closing conditions, including approval under the Investment Canada Act and applicable competition and regulatory approvals in various jurisdictions globally and final approval by the Supreme Court of British Columbia. Further information about the Merger can be found in Teck’s management information circular dated November 3, 2025 (the “Circular”) for the Meeting, which is available under Teck’s profile on SEDAR+ and on EDGAR. As disclosed in the Circular, prior to the deadline for eligible Canadian Teck shareholders to make an election to receive the exchangeable share consideration under the Merger, Teck will provide to registered Teck shareholders a letter of transmittal and election form (the “Letter of Transmittal and Election Form”). The Letter of Transmittal and Election Form will explain how to exchange Teck shares for the consideration under the Merger and, for eligible Canadian Teck shareholders, how to elect to receive the exchangeable share consideration under the Merger. Teck will issue a news release announcing once the Letter of Transmittal and Election Form has been made available and providing details on the relevant exchange and election procedures.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements concerning the anticipated benefits and synergies from the proposed Merger, the expected effects of the Merger on Anglo American and Teck, future production levels, the expected timing of completion of the Merger, and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory and court approvals, the ability of Teck and Anglo American to satisfy all other conditions to the Merger, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, expectations regarding exploration, production and operational potential, expectations with respect to production capabilities and future financial or operating performance of Teck and Anglo American following the Merger, expectations with respect to Teck’s current production and cost guidance and previously disclosed updates, the potential valuation of the merger of Teck and Anglo American, the expected synergies between Teck and Anglo American, the expected revenue from the synergies between Teck and Anglo American, expectations regarding integration and synergy capture; the accuracy of the pro forma financial position and outlook of Teck and Anglo American following the closing of the Merger, the success of the new board and management team, the satisfaction of the conditions precedent to the Merger, the future financial or operating performance of the merged Teck and Anglo American, the expected EBITDA uplift, the expectations around the headquarters of the combined entity being in Canada, the expectations of the results and success of the Investment Canada Act commitments, the expectations with respect to receiving Investment Canada Act approval, the assumptions surrounding the proposed Investment Canada Act commitments, the expectations with respect to the proposed investments by the combined company in Canada, the potential of Teck and Anglo American following the Merger to meet industry target, public profile expectations, future plans, projections, objectives, estimates and forecasts and the timing related thereto and the expectations surrounding the combined companies long-term strategy. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

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Forward-looking information is based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck and Anglo American as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the Forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory and court approvals and other conditions to the closing of the Merger or for other reasons, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, the ability of Anglo American and Teck to successfully integrate and capture expected synergies, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the Merger and Teck’s business can be found in Teck’s Circular in respect of the Meeting filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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